

H Matthew Chambers · 3rd

CEO/Chairman of the Board at Curtiss Motorcycle
Company, Inc.

Birmingham, Alabama, United States · 500+ connections ·

Contact info

Curtiss Motorcycle Co.

 Louisiana State University

Experience

CEO/Chairman of the Board

Curtiss Motorcycle Co.
Apr 1992 – Present · 29 yrs
Birmingham, Alabama Area

 **Curtiss Motorcycles**

Attorney

H. Matthew Chambers, APLC
1978 – Feb 1991 · 13 yrs
Baton Rouge, Louisiana Area

Education

Louisiana State University
Juris Doctor (J.D.), Law



1975 – 1978



Louisiana State University

Bachelor's Degree, Business Administration and Management, General

1972 – 1975

Skills & endorsements

Marketing Strategy · 28

 Endorsed by **John Thorp, who is highly skilled at this**

Sales Management · 21

 Endorsed by **Wild West Motor Co., who is highly skilled at this**

Sales · 19

Sebastian Braun and 18 connections have given endorsements for this skill

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